VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, New York 10017
October 14, 2026
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form RW – Request for Withdrawal
VanEck Lido Staked Ethereum ETF (the “Trust”)
Registration Statement File No. 333-290918
Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, VanEck Digital Assets, LLC, the sponsor of the Trust (the “Sponsor”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Trust’s Registration Statement on Form S-1 (File No. 333-290918), initially filed with the Commission on October 16, 2025, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Sponsor is making this application for withdrawal are that the Sponsor does not intend to proceed with the planned distribution of the Trust’s shares registered by the Registration Statement.
The Sponsor confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.
Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Cliff Cone of Sidley Austin LLP at 212-839-5350 or Etherial Edetan of Sidley Austin LLP at 202-736-8932.

Sincerely,
/s/ Matthew A. Babinsky
Matthew A. Babinsky
Vice President